Filed by 1st United Bancorp, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: 1st United Bancorp, Inc. Commission File No. 001-34462

On Nov. 2, 2011, the following slide presentation was presented by 1st United Bancorp, Inc. at an analyst conference.

(NASDAQ Global: FUBC)

Investor Presentation

November 2, 2011

Forward Looking Statements Disclosure

Any non-historical statements in this press release are “forward-looking statements” within the meaning of the Private Securities
Litigation Reform Act of 1995.  Such forward-looking statements are based on current plans and expectations that are subject to uncertainties and risks, which could cause 1st United’s future results to differ materially.  The following factors, among others, could cause our actual results to differ: the satisfaction of closing conditions for the Anderen acquisition, including receipt of regulatory approvals for the transaction; receipt of approval by the shareholders of Anderen for the transaction, and the possibility that the transaction will not be completed, or if completed, will not be completed on a timely basis; disruption to our business as a result of the announcement and pendency of the transaction; our need and our ability to incur additional debt or equity financing; our ability to comply with the terms of the loss sharing agreements with the FDIC; the strength of the United States economy in general and the strength of the local economies in which we conduct operations; the accuracy of our financial statement estimates and assumptions, including the estimate of our loan loss provision; the effects of harsh weather conditions, including hurricanes, and man-made disasters; inflation, interest rate, market, and monetary fluctuations; the effects of our lack of a diversified loan portfolio, including the risks of geographic and industry concentrations; the frequency and magnitude of foreclosure of our loans; legislative and regulatory changes, including the Dodd-Frank Act; our ability to comply with the extensive laws and regulations to which we are subject; the willingness of clients to accept third-party products and services rather than our products and services and vice versa; changes in securities and real estate markets; increased competition and its effect on pricing, including the impact on our noninterest margin from the repeal of Regulation Q; negative publicity and the impact on our reputation; technological changes; changes in monetary and fiscal policies of the U.S. Government; the effects of security breaches and computer viruses that may affect our computer systems; changes in consumer spending and saving habits; changes in accounting principles, policies, practices or guidelines; anti-takeover provisions under federal and state law as well as our Articles of Incorporation and our Bylaws; and our ability to manage the risks involved in the foregoing.  In addition, if and when the Anderen transaction is consummated, there will be risks and uncertainties related to 1st
United’s ability to successfully integrate the business and employees of 1st United and Anderen, including the failure to achieve expected gains, revenue growth, and/or expense savings.  These factors, as well as additional factors, can be found in our periodic and other filings with the SEC, which are available at the SEC’s internet site (http://www.sec.gov) or on request from 1st United. Actual results may differ materially from projections and could be affected by a variety of factors, including factors beyond our control.
Forward-looking statements in this press release speak only as of the date of the press release, and 1st United does not assume any obligation to update forward-looking statements or the reasons why actual results could differ.

Non-GAAP Financial Measures

This presentation contains supplemental financial information determined by methods other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”).  1st United’s management uses these non-GAAP measures in its analysis of 1st United’s performance. These measures should not be considered a substitute for GAAP basis measures nor should they be viewed as a substitute for operating results determined in accordance with GAAP.  Management believes the presentation of the following non-GAAP financial measures, which exclude the impact of the specified items, provides useful supplemental information that is essential to a proper understanding of the financial results of 1st United.  Non-GAAP measures are not formally defined by GAAP or codified in the federal banking regulations, and other entities may use calculation methods that differ from those used by 1st United.

1.  Tangible common equity (TCE) excludes goodwill and intangible assets and preferred equity.  Banking and financial institution regulators also exclude goodwill and intangible assets from shareholders’ equity when assessing the capital adequacy of a financial institution. Tangible common equity provides a method  to assess the company’s tangible capital trends.

2.  Tangible assets (TA) excludes goodwill and intangible assets.  When tangible assets are compares to tangible common equity, the comparison provides a method to assess to assess the company’s tangible capital trends.

3.  Tangible book value expresses tangible common equity on a per-share basis. Tangible book value provides a method to assess the level of tangible net  assets on a per-share basis.

Management believes the use of non-GAAP measures will help readers compare 1st United’s current results to those of prior periods.
For a reconciliation of these non-GAAP financial measures, please refer to the Appendix to this presentation.

Additional Information and Where to Find It

1st United intends to file with the SEC a registration statement on Form S-4, in which a proxy statement of Anderen will be included and a prospectus of 1st United will be included, and other documents in connection with the proposed acquisition of Anderen.  The proxy statement/prospectus will be sent to the shareholders of Anderen.  Before making any decision with respect to the proposed transaction, shareholders of Anderen are urged to read the proxy statement/prospectus and other relevant materials because these materials will contain important information about the proposed transaction.  The registration statement and proxy statement/prospectus and other documents which will be filed by 1st United with the SEC will be available free of charge at the
SEC’s website, www.sec.gov, or by directing a request to 1st United, One North Federal Highway, Boca Raton, FL 33432, Attention:
Investor Relations; or by directing a request to Anderen Financial, Inc., 3450 East Lake Road, Palm Harbor, FL 34685, Attention:
Investor Relations.  Certain executive officers and directors of Anderen have interests in the proposed transaction that may differ from the interests of shareholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.

Experienced Management Team

   Rudy E. Schupp

Chief Executive Officer

37 Years Experience

CEO Since July 2003

President and CEO of 1st
United Bank

   Warren S. Orlando

Chairman

37 Years Experience

Chairman Since July
2003

   John Marino

President

27 Years Experience

President Since July 2003

COO and CFO of 1st
United Bank

Chief Lending Officer

23 Years Experience

EVP/Chief Lending
Officer since 2007; prior
served as SVP, Team
Leader Business Banking

   Wade A. Jacobson

Business Overview – September 30, 2011

20th largest Florida headquartered bank (based on FDIC 6/30/11 deposit report)

$1.248 billion in assets

$1.005 billion in deposits

31.5% non-interest bearing deposits

Serving South Florida banking markets since 2003

15 hub banking centers in Florida

12 of the hub offices in Florida’s 3 largest banking
markets

Business Banking Focus with Strong Asset Quality

A focus on the commercial banking segment

NPAs/Assets of 3.26% (includes $14.6 million of
covered loans and other real estate) versus Florida
average of 7.82% - excluding covered assets NPA/Asset
ratio is 2.09%

Minimal exposure to land and construction loans

Rock solid capital position

13.87% TCE/TA *

13.50% Leverage

26.88% Tier 1

*  Non-GAAP financial measure.  See reconciliation in the Appendix.

Business Drivers

Maintain our strong NIM

Grow the best core deposit mix in Florida banking (Non-Interest Bearing

            Deposits 32% at September 30, 2011)

A relentless focus on asset quality through inclusive, system-wide orchestrated credit regime

Successful, opportunistic bank acquisition program

Attraction of talented bankers

Maintain focus on safety and soundness

Quality Growth – thru 9-30-11

Total Assets ($000)

Total Deposits ($000)

Equitable

Citrus

First
Western

Republic
Federal

The Bank
of Miami

Net interest margin was 4.30% and 4.82% for the three and nine months ended September 30,
2011, respectively.  Inclusive in net interest income was $1.7 million and $8.5 million, respectively, for the three and nine months ended September 30, 2011 of discount accretion on acquired loans.  A charge of $321,000 and $2.4 million, respectively, was recorded for the three and nine months ended September 30, 2011 to reduce the FDIC Loss Share Receivable for assets that were disposed of above their discounted values.

At September 30, 2011, 1st United also had $113 million  in excess liquidity earning just 25 basis points.

Incurred during nine months ended September 30, 2011 were one time charges of approximately $2.5 million related to the TBOM integration.

Non-performing assets, not subject to loss share agreements, was 2.09% at September 30, 2011 compared to 1.64% at December 30, 2011.  The increase was due to an increase in nonaccrual loans of approximately $6.1 million (2 assets) offset by a decrease in real estate owned, not covered under loss share agreements, of $878,000.

The allowance for loan losses was $13.1 million at September 30, 2011 as compared to $13.3 million at June 30, 2011 and $13.1 million at December 31, 2010.

Total loans covered under loss share agreements remained fairly constant at 40% of total loans as of September 30, 2011.

2011 Results

Financial Highlights

Summary Common Stock Data (September 30, 2011)

(dollars in thousands)

Total Shares Outstanding

30,557,603

Total Shareholders’ Equity

$214,330

Book Value Per Share

$7.01

Tangible Book Value Per Share *

$5.45

* Non-GAAP financial measure.  See reconciliation in the Appendix.

Summary Income Statement (September 30, 2011 Actual)

1st United

(dollars in thousands)

QTD

YTD

Net Interest Income

$

12,138

$

39,810

Provision for Loan Losses

1,450

4,800

Net Interest Income after Provision

10,688

35,010

Non Interest Income

911

1,271

Non Interest Expense

9,367

31,715

*

Pretax Income

2,232

4,566

Income Tax

836

1,750

Net Income

$

1,396

$

2,816

*

includes approximately $2.5 million of expenses related to The Bank of Miami for the nine months ended
September 30, 2011, which were eliminated prior to June 30, 2011.

Robust Capital Position – September 30, 2011(1)

(1)

Excludes the acquisition of Old Harbor, which closed on October 24, 2011

*  Non-GAAP financial measure.  See reconciliation in the Appendix.

Capital Ratios

As Reported

Tier 1 Risk

-

Based

26.88

%

Total Risk

-

Based

28.86

%

Leverage

13.50

%

Book Value

$

7.01

Tangible Book Value

*

$5.45

Well-Diversified Loan Portfolio (September 30, 2011)

Commercial, 19.9%

Consumer, 1.5%

Construction and
Land Development,
3.9%

Residential, 24.6%

Commercial RE,
50.1%

40% of Total Loans Covered by

Loss Share Agreements

(Dollars in thousands)

Outstanding Loans

Loan Type

Number

of Loans

Balance

Outstanding

% of Loan

Portfolio

% of Total

Assets

Commercial

596

$

156,634

19.88

%

12.54

%

Commercial Real Estate

418

394,794

50.12

%

31.62

%

Consumer

190

11,825

1.51

%

0.96

%

Construction and Land Development

36

30,311

3.85

%

2.42

%

Residential

776

194,129

24.64

%

15.54

%

Total

2,016

$

787,693

100.00

%

63.08

%

Funding Mix 9/30/11

Non-Interest
Bearing Deposits
31%

FHLB Borrowings
0.5%

Fed Funds
Purchased
& Repos
1%

Sub Debt
0.5%

Interest Bearing
Deposits
67%

99% Core Deposits

Funding Composition

Well Positioned For Higher Short Term Rates

Deposit Mix 9/30/11

Savings Deposits
4%

Time Deposits
23%

(1)

Money Market
Deposits
31%

NOW Accounts
11%

Demand Deposits
31%

(1)  At September 30, 2011, time deposits of approximately $5 million were wholesale deposits acquired from The Bank of Miami which we anticipate not renewing

Strong Credit Quality

Allowance for Loan Losses / Loans (%)

Net Charge-Offs / Avg. Loans (%)

*

*40% of loans and 82% of OREO covered assets under
FDIC loss share protection

NPAs/Assets at Sept 30, 2011 of 3.26%

Excluding loss share loans at 2.09%

September 30,

2011

December 31,

2010

Allowance for loan losses /

total loans

1.67%

1.49%

Allowance for loan losses /

uncovered total loans

2.77%

2.58%

Allowance for loan losses /

uncovered nonperforming loans

53.68%

71.04%

Allowance for Loan Losses

Classified and Nonperforming Assets

(dollars in thousands)

Loans Subject to

Loans Not Subject to

Loss Share Agreements

Loss Share Agreement

Special

Sub-

Special

Sub-

Total

Pass

Mention

Standard

Pass

Mention

Standard

Residential Real Estate:

First mortgages

$140,163

$94,100

$2,147

$4,114

$26,525

$5,456

$7,821

HELOCs and equity

53,966

5,172

-

104

40,885

5,391

2,414

Commercial:

Secured - non-real estate

106,528

19,548

721

40

77,930

6,625

1,664

Secured - real estate

39,884

8,795

242

117

18,579

11,391

760

Unsecured

10,222

2,704

-

-

7,073

-

445

Commercial Real Estate:

Owner occupied

156,911

28,184

8,354

751

98,945

9,305

11,372

Non-owner occupied

207,741

95,377

14,077

907

71,938

8,465

16,977

Multi-family

30,142

20,983

1,916

1,699

4,861

683

-

Construction and Land Development:

Construction

4,038

-

-

-

4,038

-

-

Improved land

13,241

361

-

-

7,347

1,454

4,079

Unimproved land

13,032

2,400

213

79

7,824

-

2,516

Consumer and other

11,825

1,077

-

-

10,631

12

105

Total

$787,693

$278,701

$27,670

$7,811

$376,576

$48,782

$48,153

Loan Classifications (September 30, 2011)

Nonperforming Assets

As of September 30, 2011

(Dollars in Thousands)

Loan Type

Balance

Outstanding

Number of

Nonaccrual

Loans

Nonaccrual

Loan

Balance

NAL % of

Outstanding

Balance

60

-

89 Days Past

Due Balance

% Covered

Assets

Residential

$

194,129

69

$1

2,305

6

%

$

—

54

%

Commercial Real Estate

39

4,794

21

18,589

5

%

273

44

%

Construction & Land

Development

30,311

3

647

2

%

—

10

%

Commercial

15

6,634

10

4

80

—

—

21

%

Consumer

11,

825

—

—

—

—

9

%

Total

$

787,693

103

$32,021

(1)

4

%

$

273

40

%

12/31/2010

$877,260

35

$

22,787

3

%

$

2,936

41

%

(1)

Includes $7.6 million of loss share loans

Troubled Debt Restructurings

(dollars in thousands)

9/30/11

Balance

Loan Type

Residential Real Estate

$429

Commercial Real Estate

11,417

Construction and Land

6,027

Commercial and Industrial

2,439

Total

$20,312

Notes as of September 30, 2011:

1st United TDRs carry an average yield of 4.38%

Period of modification is short term; less than 2 years

Four TDRs were on non-accrual status for $7.6 million

TDRs are not reinstated until minimum 6 months of P&I payments

TDRs are considered impaired

Other Real Estate – September 30, 2011

(dollars in thousands)

Assets Not Subject to

Loss Share

Agreements

Assets Subject to

Loss Share

Agreements

Total

Commercial Real Estate

.......................

$

822

$

6,299

$

7,121

Residential

............................................

749

739

1,488

Total

......................................................

$

1,571

$

7,038

$

8,609

NOTE:  Approximately $500,000 under contract or have closed subsequent to quarter end

10/1/07 – Announced the
merger with Equitable
Financial Group, which had
approximately $180 million
in assets and 5 branches in
Broward and Miami-Dade
Counties.  Filled out base
franchise in Broward and
provided an entry point into
Miami-Dade.

2/27/08 – Announced the
acquisition of the banking center
network (6 branches, 3 retained),
substantially all the deposits ($88
million), and much of the loan
portfolio ($38 million) of Citrus
Bank, N.A. in a P&A transaction.

5/5/08 – Sold $6.6 million of
preferred stock in a private
offering.  Also raised $10.4
million through a Rights
Offering of common stock.

3/13/09 – Issued and sold $10
million of preferred stock to
Treasury as part of the TARP
program; redeemed TARP
preferred on 11/18/09.

12/11/09 – Acquired
Republic Federal
Bank, N.A. through a
FDIC-assisted
transaction ($307
million in assets, $350
million in deposits).

12/17/10 – Acquired
The Bank of Miami,
N.A. through a FDIC-
assisted transaction
($405 million in assets,
$255 million in
deposits).

9/23/09 – Raised
$80.5 million
through an initial
public offering of
common stock.

  2007

  2008

  2009

  2010

  2011

3/22/11 – Raised
$37.4 million
through a follow-
on common stock
offering

10/24/11 – Announced
the acquisition of Palm
Harbor, Fla.-based
Anderen Financial, Inc.
($209 million in
assets).

10/21/11 – Acquired Old
Harbor Bank through an
FDIC-assisted transaction
(approximately $210
million of assets
purchased; $213 million of
deposits assumed).

December 31, 2006

$332 million in assets

6 branches

September 30, 2011

$1.7 Billion in assets

26 branches

(1)

(1)

Information pro forma for Anderen and Old Harbor.

Executing on Growth

Transaction History

Proven ability to extract cost savings

* Anticipated close

Experienced Acquirer and Integrator

Assets At

Acquisition

Date

Acquisition

Acquired Bank

Headquarters

Type

Announced

Integrated

($MM)

Advantage Bank

Boca Raton, FL

Whole Bank

7/03

NA

$49

First Western Bank

Cooper City, FL

Whole Bank

4/04

7/04

31

Equitable Bank

Fort Lauderdale, FL

Whole Bank

2/08

5/08

180

Citrus Bank, N.A.

Vero Beach, FL

Divestiture

8/08

8/08

90

Republic Federal  Bank, N.A.

Miami, FL

FDIC

12/09

5/10

307

The Bank of Miami, N.A.

Miami, FL

FDIC

12/10

4/11

405

Old Harbor Bank

Clearwater, FL

FDIC

10/11

Q1 2012

210

Anderen Financial, Inc.

Palm Harbor, FL

Whole Bank

10/11

Q2 2012 *

209

ENTERED INTO PURCHASE AND ASSUMPTION
AGREEMENT

TO ACQUIRE OLD HARBOR BANK

ON OCTOBER 21, 2011

Old Harbor Bank of Florida

(dollars in thousands)

Gross Earning Loans Acquired

$159,000

ORE

$1,300

Net Deposits Acquired

$213,000

Total Branches

7

Conversion / Integration – Anticipated

March 2, 2012

Transaction Structure – Old Harbor

$8.5 million discount on assets acquired

0% premium on assumed deposits

$160 million of covered loans              ($134mm commercial / $26mm
residential loans)

FDIC assumes 70% of up to first $49 million of losses

Included in loan balance is approximately $32 million of non performing loans

Approximately $1.3 million in ORE covered by loss share

Cash (at book value), securities (at fair market value) and other tangible assets acquired at fair value

90-day option to purchase property & equipment and assume leases

Branches will be reviewed for long-term strategic fit

Discount /
Premium

Loss Share
Agreement

Other Assets

Asset Discount

= ($8.5) million

Deposit Premium

=  $  0.0 million

Net Bid

=  ($8.5) million

Preliminary Estimate of Accounting Impact – Old

Harbor

Anticipate a potential goodwill amount under FASB ASC Topic 805
(formerly FAS 141R) as the acquisition date fair value of the assets acquired is anticipated to be less than the liabilities assumed.  The goodwill amount is estimated at $4 - $10 million and will result in a slight dilution to book value per share

Acquired approximately $122 million in higher cost time deposits and anticipate using 1 st United’s existing liquidity to substantially reduce this balance.  Remaining deposits of approximately $102 million appear to be core deposits with a good mix

Pro forma leverage ratio estimated at approximately 11.5%

Above amounts subject to change as precise amount of goodwill is dependent on completion of final appraisals and mark-to-market valuations of the assets and liabilities

Loss Exposure Risk Mitigation – Old Harbor

FDIC loss sharing agreement in conjunction with 1st United’s bid substantially reduces the adverse financial impact of the credit risk associated with acquired assets

Approximately 49% of 1st United loan portfolio after this acquisition is covered under FDIC loss share agreements

ENTERED INTO DEFINITIVE AGREEMENT

TO ACQUIRE ANDEREN BANK

ON OCTOBER 24, 2011

Summary of Transaction Terms

Purchase Price

Approximately $37.0 million ($2.0 million less than Anderen Financial’s tangible equity which was $39.0 million at June 30, 2011)

Consideration

50% stock / 50% cash consideration mix

Exchange Ratio

For stock portion, the exchange ratio is determined as follows:

If FUBC stock price < $5.37 (TBVPS as of 6/30/11), then exchange ratio is fixed based on a $5.37 stock price
(however, if stock price falls below $4.50, Anderen may terminate the transaction)

If FUBC stock price is between $5.37 - $6.50, then exchange ratio floats

If FUBC stock price > $6.50, then exchange ratio is fixed based on a $6.50 share price

If FUBC stock price > $8.00, then FUBC may terminate the transaction

Deal Protection

$2 million termination fee, under certain circumstances

Pricing

Price / Tangible Book Value = 95%

Due Diligence

Completed comprehensive due diligence

Board
Representation

1 Director from Anderen to join both 1st United Bancorp and 1st United Bank board; 1 additional Director to serve on 1st United Bank board

Anticipated Closing

Second Quarter 2012

Compelling Strategic Rationale

Advances objective of profitable growth and capital deployment

Complements recently announced FDIC-assisted acquisition of Old Harbor (Clearwater, FL)

Anderen’s 4 branches provide additional scale to Old Harbor’s 7 branch network in
Central Florida

Strategic market expansion into the Central Florida market

Legacy market for 1st United’s management team as prior institution operated successfully in both the Orlando and Tampa markets

Adds a measure of market diversity to 1st United’s existing South Florida footprint which offers different risk/reward elements

1st United’s current footprint, in addition to the Central Florida market, positions the franchise to benefit from a presence in the best banking markets in Florida

Will provide for enhanced growth opportunities in a market that at times operates differently than Southeast Florida

1st United’s scalable platform facilitates a readily achievable level of cost savings resulting from increased operating leverage across a number of business units.

Additional management talent, which includes Anderen’s Chairman & President as well as its CEO, with significant experience in Central Florida positions 1st United for growth and expansion in these markets.

Strong pro forma capital levels and enhanced market presence opens up additional acquisition opportunities which enable 1 st United to continue to execute upon its franchise expansion goals

Extensive Due Diligence Performed

Comprehensive on-site credit review

Eight person 1st United evaluation team

91% of the loan portfolio reviewed, including all loans > $100,000 that were rated substandard or worse

Majority of special mention loans reviewed

Loan mark based on conservative estimates of credit losses for both performing and non-performing loans

Gross loss estimate of $6 million - $10 million which is
approximately 2 – 3x the level of Anderen’s loan loss reserve

1st United has extensive credit quality review experience

Substantial on-site and off-site due diligence review of all other operations and business lines performed

Pro Forma Financial Impact

Key
Assumptions

Estimated cost savings of approximately 30% of Anderen’s non-
interest expense base, 75% phased in for 2012 and 100%
thereafter

Gross loan mark expected to be between 4% - 7% of total loans

One-time deal-related charges of approximately $2 million

Core deposit intangible created of $600k

Anticipated to be immediately accretive to EPS (excluding one-
time charges)

Tangible book value earn-back estimated to be less than 3 years based on the purchase price, expected loan mark along with the projected earnings and synergies

Deploys excess capital in a value accretive manner

Strong pro forma capital (i.e. Leverage ratio ~11%) supports future growth and franchise development

Opportunity for 1st United to leverage its excess liquidity position to reshape Anderen’s deposit mix and reduce the overall level of time deposits

Financially
Attractive

Summary

Attractive transaction economics

Meaningfully accretive to EPS in the first full year

Earn-back of tangible book value dilution within 3 years

Substantial expense efficiencies identified

Although not modeled, significant revenue synergy opportunities exist

Opportunity to lower funding costs to 1st United levels

Effective capital deployment

Proven track record of seamless integrations and realization of efficiencies

Strong pro forma capital and liquidity levels retain 1st United’s strategic flexibility

Strengthens the Company’s growth prospects and franchise development momentum

Entry into the attractive urban markets of Orlando and Tampa

Provides platform for increased market share in new markets

Transaction will add to the depth of talent in the combined company’s management team and board of directors

WHO IS 1ST UNITED TODAY?

Expansion into Attractive Markets

1st United

Old
Harbor

Anderen

Source: SNL Financial. Deposit data in thousands and as of 6/30/2011.

Winter Park branch

Deposits = $49,607

Palm Harbor branch

Deposits = $53,132

Clearwater branch

Deposits = $24,841

Tampa branch

Deposits = $41,224

Countryside branch

Deposits = $43,372

Belleair Bluffs branch

Deposits = $23,687

Clearwater branch

Deposits = $14,233

Palm Harbor branch

Deposits = $34,590

New Port Richey branch

Deposits = $24,087

Trinity branch

Deposits = $29,346

Dunedin branch

Deposits = $48,458

Anderen management team continuing with the
combined organization provides significant in-market
resources to successfully grow the Central Florida
franchise.

Density of newly acquired branches provides the
potential for branch consolidation.

Attractive Market Demographics

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

Summary Demographic Data by County

Population

Total

Median Household Income

Per Capita

Actual

Change

Est. Change

Households

Actual

Change

Est. Change

Income

County

2010

2000-2010

2010-2015

2010

2010

2000-2010

2010-2015

2010

Brevard

558,359

17.25%

3.34%

230,265

$51,144

27.53%

12.08%

$26,322

Broward

1,754,788

8.12

(0.36)

687,170

54,548

30.21

14.00

27,635

Hillsborough

1,214,853

21.61

4.66

474,209

52,789

29.76

13.34

26,545

Indian River

143,385

26.95

9.74

64,018

50,479

27.37

11.32

31,442

Miami-Dade

2,463,726

9.34

2.34

846,319

46,323

28.69

14.67

21,869

Palm Beach

1,294,546

14.44

1.88

531,832

58,922

30.76

14.44

33,042

Pinellas

922,197

0.08

(1.73)

411,083

47,681

28.29

14.68

28,371

Core markets are expected to exhibit strong growth in the coming years

Pro Forma Balance Sheet

1st United

Anderen

Combined Company ($MM) (1)

Total Assets

$1,248

$216

$209

Total Assets:

$1,672.9

Cash & Securities

$315

$52

$48

Cash & Securities:

$414.6

Total Loans & Leases

$788

$162

$147

Total Loans & Leases:

$1,097.3

Deposits

$1,005

$218

$169

Deposits:

$1,392.0

Tang Common Equity

$166

$19

Tang Common Equity: (2)

$184.9

0%

20%

40%

60%

80%

100%

Source: SNL Financial and Company data (Company information as of 9/30/2011, remaining information as of 6/30/2011)

(1)

Combined company financial data excludes the impact of acquisition-related accounting adjustments.

(2)

Tangible common equity displayed for Anderen represents the stock portion of the transaction consideration (i.e. 50%).  Non-GAAP financial measure. See reconciliation in the Appendix.

Old
Harbor

1st United Ranks Among Top 20 Largest Florida Headquartered Banks

(dollars in thousands)

Source:  SNL Financial.  Data as of 06/30/11 (excluding savings associations)

Rank

Company Name

Total Assets

6/30/11

1

Mercantil Commercebank, National Association

$6,478,456

2

City National Bank of Florida

3,828,179

3

Ocean Bank

3,625,720

4

Capital City Bank

2,595,709

5

Florida Community Bank, National Association

2,453,613

6

Sabadell United Bank, N.A.

2,357,274

7

TotalBank

2,047,171

8

Seacoast National Bank

2,014,761

9

CenterState Bank of Florida, National Association

1,838,372

10

U.S. Century Bank

1,673,456

11

1st United Bank- Pro forma with Old Harbor and Anderen

1,672,900

12

Great Florida Bank

1,556,082

13

CNLBank

1,446,289

14

Citizens First Bank

1,201,570

15

Capital Bank, National Association

1,199,144

16

BAC Florida Bank

1,121,363

Florida-Headquartered Banks Ranked by Assets

Investment Merits

Strong core earnings power

Approximately 57% of the loan portfolio pro forma for the Anderen transaction will be subject to loss share or will have been recently marked

Strong and conservative balance sheet

Experienced with FDIC transactions

Proven Florida management team

Good organic growth opportunities

Enviable core deposit base

A quality franchise in Florida’s largest banking markets

Appendix

Non-GAAP Financial Reconciliation

(dollars in thousands, except per share amounts)

September 30,

December 31,

2011

2010

Total assets

$1,247,774

$1,268,025

Goodwill

(45,008)

(45,008)

Other intangibles, net

(2,916)

(3,289)

Tangible assets

$1,199,850

$1,219,728

Shareholders’ equity

$214,330

$173,613

Goodwill

(45,008)

(45,008)

Other intangibles, net

(2,916)

(3,289)

Tangible shareholders’ equity

$166,406

$125,316

Book value per common share

$7.01

$7.00

Effect of intangible assets

(1.56)

(1.95)

Tangible book value per common share

$5.45

$5.05

Equity / Total assets

17.18%

13.69%

Effect of intangible assets

(3.31)

(3.42)

Tangible equity / Tangible assets

13.87%

10.27%

Reconciliation of  Non-GAAP Financial Measures (FUBC Standalone)